250 Pehle Ave, Suite 708, Saddle Brook, NJ 07663
//(201) 881-7111//pgoldstein@bulldoginvestors.com


April 13, 2015

John S. Marten
Attorney at Law
Vedder Price
222 North LaSalle Street
Chicago, IL 60601

Deutsche High Income Opportunities Fund ("DHG")
Deutsche Global High Income Fund ("LBF")

Dear Mr. Marten:

This is in response to the four letters you sent to me dated April 6, 2015. Two of your letters relate to similar Rule 14a-8 proposals submitted to DHG and LBF (the "Funds") by Special Opportunities Fund, Inc. The other two letters relate to advance notices submitted by Full Value Partners L.P. of its intent to present nominations for directors of the Funds.

In your letters relating to Rule 14a-8, you assert that a shareholder that wishes to submit a proposal pursuant to that rule must also provide the information set forth in the Funds' bylaws. We disagree. Rule 14a-8 sets forth all of the requirements necessary to submit a proposal and an issuer cannot impose any additional requirements. In any event, an issuer that intends to exclude a proposal submitted pursuant to Rule 14a-8 from its proxy materials must submit to the SEC an explanation of why it believes it may do so and simultaneously provide the shareholder proponent with a copy of that submission. We look forward to receiving a copy of the Funds' submissions to the Commission.

With respect to your other two letters, you failed to state why the board declined to waive what we believe are improper and unnecessary requirements. We reiterate that the only legitimate purpose of an advance notice requirement is to avoid a "surprise" nomination or proposal so that shareholders that do not attend the meeting will have an opportunity to cast an informed vote via proxy. Any requirement that does not serve that purpose, including any requirement that is primarily intended to provide the incumbents with an unfair advantage in a contested election, is invalid. You seem to be unaware or unconcerned about the board's fiduciary duty not to enact or enforce a bylaw provision whose primary purpose is to interfere with shareholders' voting rights or to aid the board's electioneering.1 In this regard, we urge you to review Shaker, et al. v. Foxby Corp., et al., 2005 WL 914385 (Md. Cir. Ct.) and Daniels v. New Germany Fund, Inc.,
No. MJG-05-1890, (D. Md. Mar. 29, 2006). Also, see International Banknote Co. v. Muller, 713 F.Supp. 612, 623 (S.D.N.Y.1989) ("Courts have consistently found that corporate management subjects shareholders to irreparable harm by denying them the right to vote their shares or unnecessarily frustrating them in their attempt to obtain representation on the board of directors.")

After you review those opinions, please provide us with the primary reason for each requirement set forth in your letters because none of them appears to us to serve a legitimate business purpose.2

In conclusion, we believe shareholders of a corporation have a fundamental right to nominate and elect directors. If necessary, we will seek a court order declaring any action by the board whose primary purpose is to unnecessarily frustrate us from exercising that right a breach of fiduciary duty and thus, invalid. We hope that will not be necessary.

Very truly yours,

/S/ Phillip Goldstein

Phillip Goldstein


 1 In particular, we do not believe the requirement that each of our nominees for election must provide a completed and signed questionnaire, representation and agreement to the incumbent directors as set forth in Section 9.12 of the bylaws is valid. Rather, it appears to be designed to assemble a dossier on our nominees for partisan purposes. If our nominees are elected, they will promptly submit the appropriate forms. If they are not elected, there is no need for them to submit the forms.

 2 For example, we do not see what legitimate business purpose is served by requiring a shareholder seeking to nominate a director to provide the board with "the name and address of any other Shareholder or beneficial owner of shares of the Corporation's stock supporting the nominee...."